                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 2

                       Shared Technologies Fairchild Inc.
                                (Name of Issuer)

                     Common Stock, par value $.004 per share
                         (Title of Class of Securities)

                                   818 905 101
                                 (CUSIP Number)

                                 JAMES J. CRAMER
                                 100 Wall Street
                               New York, NY 10005
                            Tel. No.: (212) 742-4480
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 July 16, 1997
                     (Date of Event which Requires Filing of
                                 this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ].



                                                      PAGE 1 of 10 PAGES

                                  SCHEDULE 13D

CUSIP NO.  818 905 101                                   PAGE  2  OF  10  PAGES
         ---------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             J.J. Cramer & Co.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A)  [ ]
                                                                        (B)  [X]

3      SEC USE ONLY

4      SOURCE OF FUNDS

             N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                      7      SOLE VOTING POWER

      NUMBER OF                    955,000
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            -0-

       9              SOLE DISPOSITIVE POWER

                            955,000

       10             SHARED DISPOSITIVE POWER

                             -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             955,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.3%

14     TYPE OF REPORTING PERSON

             CO
- ------ --------------

                                  SCHEDULE 13D

CUSIP NO.  818 905 101                                   PAGE  3   OF  10  PAGES
         ---------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             James J. Cramer

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A)  [ ]
                                                                        (B)  [X]

3      SEC USE ONLY

4      SOURCE OF FUNDS

             N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                      7      SOLE VOTING POWER

      NUMBER OF                    -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            955,000

       9              SOLE DISPOSITIVE POWER

                            -0-

       10             SHARED DISPOSITIVE POWER

                            955,000

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             955,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.3%

14     TYPE OF REPORTING PERSON

             IN
- ------ --------------

                                  SCHEDULE 13D

CUSIP NO.   818 905 101                                  PAGE  4   OF  10  PAGES
         ---------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Karen L. Cramer

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A)  [ ]
                                                                        (B)  [X]

3      SEC USE ONLY

4      SOURCE OF FUNDS

             N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                      7      SOLE VOTING POWER

      NUMBER OF                    -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            955,000

       9              SOLE DISPOSITIVE POWER

                            -0-

       10             SHARED DISPOSITIVE POWER

                            955,000

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             955,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.3%

14     TYPE OF REPORTING PERSON

             IN
- ------ --------------

                                  SCHEDULE 13D

CUSIP NO.    818 905 101                                 PAGE  5   OF  10  PAGES
         ---------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Cramer Partners, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A)  [ ]
                                                                        (B)  [X]

3      SEC USE ONLY

4      SOURCE OF FUNDS

             PF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                      7      SOLE VOTING POWER

      NUMBER OF                    955,000
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            -0-

       9              SOLE DISPOSITIVE POWER

                            955,000

       10             SHARED DISPOSITIVE POWER

                            -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             955,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.3%

14     TYPE OF REPORTING PERSON

             PN
- ------ --------------

                                  SCHEDULE 13D

CUSIP NO.    818 905 101                                 PAGE  6   OF  10  PAGES
         ---------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Cramer Capital Corporation

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (A)  [ ]
                                                                        (B)  [X]

3      SEC USE ONLY

4      SOURCE OF FUNDS

             N/A

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                      7      SOLE VOTING POWER

      NUMBER OF                    955,000
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER

                            -0-

       9              SOLE DISPOSITIVE POWER

                            955,000

       10             SHARED DISPOSITIVE POWER

                            -0-

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             955,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.3%

14     TYPE OF REPORTING PERSON

             CO
- ------ --------------

                                                      PAGE 7 of 10 PAGES
CUSIP NO.  818 905 101


ITEM 1.     SECURITY AND ISSUER.

            The undersigned hereby amends the statement on Schedule 13 D, Amendment No. 1, dated March 19, 1997 (hereinafter "Amendment No. 1"), relating to the Common Stock, par value $.004 per share of Shared Technologies Fairchild Inc., a Delaware corporation (the "Company"), whose principal executive office is located at 100 Great Meadow Road, Suite 104, Wethersfield, Connecticut, 06709. The Company's shares of Common Stock (the "Common Stock") are referred to herein as the "Shares." Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in Amendment No. 1.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 of Amendment No. 1 is hereby amended and restated to read in its entirety as follows:

            The Shares were purchased with the personal funds of the Partnership in the amount of $7,105,583.22.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Items 5(a), 5(b) and 5(c) of Amendment No. 1 are hereby amended and restated to read in their entirety as follows:

(a) This statement on Schedule 13D relates to 955,000 Shares beneficially owned by the Reporting Persons, which constitute approximately 6.3% of the issued and outstanding Shares.

(b) The Partnership, Cramer Capital Corporation and Manager have sole voting and dispositive power with respect to 955,000 Shares owned by the Partnership. James Cramer and Karen Cramer have shared voting and dispositive power with respect to the Partnership's 955,000 shares.

(c) Since the last filing, the Reporting Persons purchased or otherwise acquired and sold or otherwise disposed of Shares on the dates, in the amounts and at the prices set forth on Exhibit A attached hereto and incorporated by reference herein. Except where noted, all of such purchases and sales were made on the open market.


ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
            ISSUER.

            Item 6 of Amendment No. 1 is amended by deleting on the second line the number "994,100" and replacing it with the number "955,000" and adding the following:

            On July 16, 1997, the Reporting Persons entered into a Voting Agreement (hereinafter "Agreement") with Tel-Save Holdings, Inc., a copy of which is attached as Exhibit B hereto. Under the Agreement, the Reporting Persons agree to vote their Shares and any other shares of the Company, which they hereinafter acquire or control, as follows: (a) in favor of the merger of the Company with TSHCo, Inc., a wholly-owned subsidiary of Tel-Save Holdings, Inc.(hereinafter "TSHCo"); (b) in favor of the Agreement and Plan of Merger dated as of July 16, 1997 between the Company and TSHCo; and (c) against any amendment of the Company's Certificate of Incorporation or By-Laws or other proposal or transaction involving the Company or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify, or result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under or with respect to, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement.


ITEM 7      (MATERIAL TO BE FILED AS EXHIBITS)

            A copy of the Voting Agreement, dated as of July 16, 1997, between the Reporting Persons and Tel-Save Holdings, Inc. is attached hereto as Exhibit B.

                                                      PAGE 8 of 10 PAGES
CUSIP NO.  818 905 101



                                SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 1997

                                 J.J. CRAMER & CO.

                                 By:  /s/ James J. Cramer
                                      -------------------------------
                                      Name: James J. Cramer
                                      Title: President


                                  /s/ James J. Cramer
                                 ------------------------------------
                                 James J. Cramer


                                  /s/ Karen L. Cramer
                                 ------------------------------------
                                 Karen L. Cramer


                                 CRAMER PARTNERS, L.P.

                                 By:   CRAMER CAPITAL CORPORATION
                                  its general partner


                                 By:  /s/ James J. Cramer
                                      -------------------------------
                                      Name: James J. Cramer
                                      Title: President


                                 CRAMER CAPITAL CORPORATION

                                 By:  /s/ James J. Cramer
                                      -------------------------------
                                      Name: James J. Cramer
                                      Title: President

                                                      PAGE 9 of 10 PAGES

                                EXHIBIT A

                      Transactions in Common Stock
                  of The Company since the last filing


                           No. of Shares
Trade Dates                Purchased/Sold                     Cost Per Share                     Type
-----------                --------------                     --------------                     ----
3/26/97                    39,000                             5.8750                             P

4/14/97                    15,000                             5.1250                             P

4/15/97                     8,000                             5.0000                             P

4/17/97                     5,000                             5.2500                             P

5/13/97                    20,000                             5.7500                             P

5/13/97                     5,000                             5.7500                             P

5/27/97                    25,000                             5.2500                             P

6/02/97                     4,500                             5.2500                             p

6/20/97                    15,600                             6.2100                             s

6/25/97                    20,000                             6.8750                             s

6/27/97                    10,000                             7.2500                             s

7/10/97                    70,000                             7.3884                             s

7/11/97                    45,000                             8.4310                             s

                                  EXHIBIT B

                               VOTING AGREEMENT


     This Voting Agreement ("Agreement") is entered into as of July 16, 1997 by and between J.J. Cramer & Co., ("Cramer"), and Tel-Save Holdings, Inc., a Delaware corporation ("Acquiror").

     WHEREAS, Shared Technologies Fairchild Inc., a Delaware corporation (the "Company"), Acquiror and TSHCo, Inc., a Delaware corporation and a wholly owned subsidiary of Acquiror ("Merger Sub"), are parties to an Agreement and Plan of Merger dated as of July 16, 1997 (the "Merger Agreement"), which provides, among other things, for the merger of the Company with and into Merger Sub (the "Merger"), with Merger Sub as the surviving corporation and a wholly owned subsidiary of Acquiror and which must be approved by holders of the requisite percentages of the outstanding shares of capital stock of the Company entitled to vote upon the Merger (such shares of capital stock, the "Company Common Stock") at a special meeting of the Company's stockholders (the "Special Meeting") called for the purpose of approving the Merger, all in accordance with the requirements of the Delaware General Corporation Law, the Company's Certificate of Incorporation and the Company's By-Laws;

     WHEREAS, as of the date hereof, Cramer owns (either beneficially or of record) the number of shares (the "Shares") of Company Common Stock set forth opposite such Cramer's name on Schedule A hereto; and

     WHEREAS, as a condition to the willingness of Acquiror to enter into the Merger Agreement, Acquiror has requested that Cramer execute and deliver to Acquiror and Merger Sub this Agreement;

     NOW, THEREFORE, the parties agree as follows:

     1. Agreement to Vote Shares. Cramer agrees to vote the Shares and any other shares of Company Common Stock which Cramer, directly or indirectly, controls at the Special Meeting or at any other meeting of the stockholders of the Company, however called, and in any action by consent of the stockholders of the Company (a) in favor of the Merger, (b) in favor of the Merger Agreement, and (c) against any amendment of the Company's Certificate of Incorporation or By-Laws or other proposal or transaction involving the Company or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify, or result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under or with respect to, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement.

         2. Covenants. Cramer agrees with respect to itself and the Shares it owns that:

         (a) It shall not, except consistent with the terms of this Agreement,
     (i) transfer (which term shall include, without limitation, for the purposes of this Agreement, any sale, gift, pledge or other disposition), or consent to any transfer of, any or all of the Shares or any interest therein, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Shares or any interest therein, (iii) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby, or (iv) grant any proxies or powers of attorney with respect to any of the Shares, deposit any Shares into a voting trust or enter into a voting agreement with respect to such Shares. Notwithstanding the foregoing, Cramer may transfer its Shares if such transferee becomes a party to and bound by all of the terms of this Agreement.

         (b) It will not enter into any transaction, take any action, or directly or indirectly cause any event to occur that would result in any of the representations or warranties of Cramer herein contained not being true and correct at and as of the time immediately after the occurrence of such transaction, action or event.

         3. Representations and Warranties. Cramer represents and warrants with respect to itself and the Shares it owns that:

         (a) It is the record or beneficial owner of the number of Shares set forth on Schedule A opposite its name and, except for the Shares, it is not the record or beneficial owner of any shares of the Company Common Stock.

         (b) This Agreement has been duly executed and delivered by Cramer and constitutes the legal, valid and binding obligation of Cramer, enforceable against Cramer in accordance with its terms. Cramer has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. Neither the execution and delivery of this Agreement nor the consummation by Cramer of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Cramer is a party or bound or to which the Shares are subject which would materially impair the ability of Cramer to perform hereunder. Consummation by Cramer of the transactions contemplated hereby will not violate, or require any consent, approval, or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to Cramer or the Shares, except for any filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the filing of an amendment to the Schedules 13D, if any, filed by Cramer with respect to the Company Common Stock.

         (c) The Shares owned by Cramer and the certificates representing such Shares are now and at all times during the term hereof will be held by Cramer or by a nominee or custodian for its benefit, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.

         (d) No broker, investment banker, financial adviser or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Cramer.

         4. Certain Events. Cramer agrees that this Agreement and the obligations hereunder shall attach to the Shares owned by it and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including without limitation such person's heirs, guardians, administrators or successors. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Company Common Stock, or the acquisition of additional shares of Company Common Stock by Cramer, this Agreement and the obligations hereunder shall attach to any additional shares of Company Common Stock or other voting securities of the Company issued to or acquired by Cramer. In the event of a stock dividend or distribution, or any change in Company Common Stock by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed or exchanged.

         5. Specific Enforcement of Voting Agreement. Cramer expressly acknowledges that damages alone will not be adequate remedy for any breach by Cramer of this Agreement and that Acquiror, in addition to any other remedies it may have, will be entitled as a matter of right, to injunctive relief, including specific performance, in any court of competent jurisdiction with respect to any actual or threatened breach by Cramer of the provisions of this Agreement.

         6. Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate upon the first to occur of (a) the consummation of the Merger, (b) January 15, 1998, or (c) the date of termination of the Merger Agreement by any of the parties thereto.

         7.  Miscellaneous.

         (a) All communication under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

             If to Acquiror:
             6805 Route 202
             New Hope, Pennsylvania 18938
             Attention: Aloysius T. Lawn, IV
             Telecopy: (215) 862-1085
             with a copy to:
             Arnold & Porter
             399 Park Avenue
             New York, New York 10022
             Attention: Jonathan C. Stapleton
             Telecopy: (215) 715-1399

             If to Cramer:
             Cramer Berkowitz & Co.
             100 Wall Street
             8th Floor
             New York, New York 10005
             Attention: Mr. Jeffrey Berkowitz
             Telecopy No:

             with a copy to:
             Wiley Rein & Fielding
             1776 K Street
             Washington, D.C. 20006
             Attention: Ida Draim, Esq.
             Telecopy No.: (202) 429-7049

         (b) The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         (c) This Agreement constitutes the entire agreement relating to the subject matter covered herein, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

         (d) Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of the other parties, except that this Agreement shall be binding upon Cramer and its successors and assigns and except as provided in Section 2(a).

         (e) The construction and performance of this Agreement will be governed by the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

         (f) If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law.

         (g) Cramer hereby agrees that irreparable damage would occur and that Acquiror would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Acquiror shall be entitled to an injunction or injunctions to prevent breaches by Cramer of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court, in addition to any other remedy to which it is entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit such party to the personal jurisdiction of any Federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that such party will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than a Federal court sitting in the State of Delaware or a Delaware state court.

         (h) No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless is shall be in writing and signed by such party.

         (i) This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

         IN WITNESS WHEREOF, the parties have caused this agreement to be executed by their duly authorized officers all as of the day and year first above written.



                   J.J. CRAMER & CO.


                   By: /s/ JEFFREY L. BERKOWITZ
                       --------------------------------------
                       Name:  Jeffrey L. Berkowitz
                       Title: Partner


                   TEL-SAVE HOLDINGS, INC.


                   By:   /s/ EDWARD B. MEYERCORD, III
                       -----------------------------------
                       Name:  Edward B. Meyercord, III
                       Title: Executive Vice President

                                   SCHEDULE A


Stockholder                                   Number of Shares Owned
-----------                                   ----------------------
J.J. Cramer & Co.                                    955,000